Exhibit 99.2

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

Announcement on the Resolutions of the Fourth Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The fourth meeting (the “Meeting”) of the fifth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on December 22, 2015 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated December 10, 2015. All five supervisors of the Company attended the Meeting in person, including Miao Ping, chairperson of the Supervisory Board, Shi Xiangming, Xiong Junhong, Zhan Zhong and Wang Cuifei, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Mr. Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal on the 2016 Work Plan of the Supervisory Board of the Company

Voting result: 5 for, 0 against, with no abstention

2.	Passed the Proposal on the New Version of Legal Representative Authorization Letter of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 22, 2015